UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

Pursuant to Regulation A of the Securities Act of 1933

For the semiannual period ended June 30, 2025

Roots Real Estate Investment Community I, LLC

(Exact name of issuer as specified in its charter)

Georgia	86-2608144
(State or other jurisdiction of organization)	(IRS Employer Identification No.)

1344 La France Street NE, Atlanta, GA	30307
(Address of principal executive offices)	(ZIP Code)

(404)-732-5910

(Issuer’s telephone number, including area code)

Units

(Title of each class of securities issued pursuant to Regulation A)

1

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing at the end of this Semiannual Report on Form 1-SA (the “Semiannual Report”). This discussion and analysis contain forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” as disclosed in our Offering Circular, as amended or supplemented from time to time, which may be accessed here and may be updated from time to time by our future filings under Regulation A. The accompanying consolidated balance sheets and the related consolidated statements of operations, members’ equity and cash flows as of June 30, 2025 and for the six months ended June 30, 2025 and June 30, 2024 are unaudited and have not been reviewed by external auditors.

Overview

Roots Real Estate Investment Community I, LLC (the “Company”, “we”, “our”, or “us”), was formed on December 8, 2020 as a Georgia limited liability company and has elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. The Company was formed to originate, invest in and manage a diversified portfolio primarily consisting of investments in single family and multifamily residential real estate properties and development projects. Initially, the Company has targeted real estate in the Atlanta-Sandy Springs-Alpharetta Metropolitan Statistical Area (the “Atlanta MSA”) in the state of Georgia that has value-add potential. However, the Manager (defined below) is not limited to searching only in the Atlanta MSA, and the Company may also invest in other major MSAs across the United States. Substantially all the Company’s business is managed by Roots REIT Management, LLC, a Georgia limited liability company (the “Manager”) which is a wholly owned subsidiary of the sponsor, Seed InvestCo, LLC, a Georgia limited liability company (the “Sponsor”).

We are offering and will continue to offer up to $75,000,000 of our units of membership interest (“Units” or “Member Units”), pursuant to Regulation A as promulgated under the Securities Act of 1933, as amended, as discussed in our Offering Circular dated May 9, 2025, as supplemented, and as the same may be amended and/or supplemented from time to time (the “Offering Circular”). As of June 30, 2025, we had raised total offering proceeds of $68,518,490 (including $6,527,328 in a private placement prior to the offering circular dated July 12, 2022, being declared “qualified” of which $182,995 was from our Sponsor). As of September 19, 2025, the Company has raised a total of $80,942,741 in capital, of which $214,374 is from our Sponsor.

Our Investments

On March 31, 2025, the Company acquired 56 properties for an aggregate purchase price of $13,882,953.

On May 31, 2025, the Company acquired 22 properties for an aggregate purchase price of $7,375,617.

On June 30, 2025, the Company acquired 43 properties for an aggregate purchase price of $9,720,282.

Liquidity and Capital Resources

Proceeds from Units sold in the Offering have been, and will continue to be, primarily used for property acquisitions and capital expenditures.

We employ leverage to enhance total returns to our Members through a combination of senior financing and other financing transactions. We seek to secure conservatively structured leverage that is long term and non-recourse to the extent obtainable on a cost-effective basis.

The success of our business is significantly related to general economic conditions and, accordingly, our business could be harmed by an economic slowdown and downturn in real estate asset values, property sales and rental activities including interest rate risk, credit risk, market risk and inflation risk. Interest rate risk is the result of movements in the underlying variable component of the mortgage financing rates. Credit risk is the risk of default on the Company’s real estate assets that results from an underlying resident’s inability or unwillingness to make contractually required payments. Market risk reflects changes in the valuation of real estate assets held by the Company. Inflation risk is the risk that rising prices could increase the Company’s operating expenses and impact residents.

2

These economic conditions could result in a general decline in acquisition, and rental activity, as well as a general decline in the value of real estate and in rents. In addition, these conditions could lead to a decline in property sales prices as well as a decline in funds invested in existing real estate assets. During an economic downturn, it may also take longer for us to dispose of real estate investments, or the selling prices may be lower than originally anticipated. As a result, the carrying value of our real estate investments may become impaired and we could record losses with respect to such impairment or we could experience reduced profitability. Further, our exposure to adverse general economic conditions is heightened by our use of leverage.

All of the conditions described above could materially and adversely impact our business performance and profitability, which could result in our failure to make distributions to our investors and decrease the value of an investment in us. In addition, in an extreme deterioration of economic conditions, we could have insufficient liquidity to meet our debt service obligations when they come due in future years. If we fail to meet our payment or other obligations under our loan agreements, the lenders under such agreements will be entitled to proceed against the collateral securing such debts.

Distributions

On March 31, 2025, the Manager declared a quarterly cash distribution of $1.50 per Unit for Members of record as of the close of business on February 28, 2025. On June 30, 2025, the Manager declared a quarterly cash distribution of $1.50 per Unit for Members of record as of the close of business on May 31, 2025. We expect that distributions declared by our Manager will be made on a quarterly basis, or less frequently as determined by our Manager. Any future distributions by the Company will be at the discretion of our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow.

Redemption Plan

We have adopted a redemption plan whereby, on a quarterly basis, a Member may obtain liquidity as described in detail in our Offering Circular, which may be accessed here. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice for any reason, including to protect our operations and our non-redeemed Members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

Sources of Operating Revenues and Cash Flows

Refer to our Consolidated Statements of Cash Flows in our consolidated financial statements.

We expect to primarily generate operating revenues and cash flows from the operations of our real estate investments. See Note 2, Summary of Significant Accounting Policies, in our consolidated financial statements for further detail.

Cash Flows from Operating Activities

For the six months ended June 30, 2025 and 2024, net cash provided by operating activities was $833,241 and $975,690 respectively. For the six months ended June 30, 2025 and 2024, net cash flow from operating activities decreased primarily due to a decrease in net income, due to increases in depreciation and increased interest expense from new mortgage loans.

Cash Flows from Investing Activities

For the six months ended June 30, 2025 and 2024, net cash used in investing activities was $34,422,497 and $11,131,217 respectively. For the six months ended June 30, 2025 and 2024, net cash used in investing activities increased due to the acquisition of one hundred twenty-one properties purchased during the period through cash purchases and additions to note receivable – related party.

3

Cash Flows from Financing Activities

For the six months ended June 30, 2025 and 2024, net cash provided by financing activities was $45,142,331, and $9,891,505, respectively. For the six months ended June 30, 2025 and 2024, net cash provided by financing activities increased due to proceeds from mortgage loans payable, proceeds from related party financing and proceeds from issuance of member units, offset by redemptions of member units.

Results of Operations

Refer to our Consolidated Statements of Operations in our consolidated financial statements.

For the six months ended June 30, 2025, we had net income loss attributable to Roots Real Estate Investment Community I, LLC in the amount of (758,089). This was driven by an increase in operating revenue and expenses from properties, increased depreciation and interest expenses from new mortgage loans.

Based on a comparison of the six months ended June 30, 2025 versus 2024, total revenues increased by $1,729,812 and operating expenses increased by $1,436,968 which was driven by an increase in properties. Nonoperating expenses increased by $1,057,203, which was primarily attributable to an increase in depreciation and interest expense partially offset by interest income related party.

We expect that rental income, operating and maintenance, property management fees, real estate taxes and insurance, general and administration, depreciation and interest expense will increase as we continue to acquire additional properties.

Outlook and Recent Trends

During the six months ended June 30, 2025, financial markets and interest rates fluctuated significantly, with rates reaching their highest levels in over a decade before the Federal Reserve announced a 25-basis-point cut in September. While this marks a potential shift in monetary policy, mortgage rates remain elevated, and housing affordability continues to be a challenge for many buyers. As a result, the residential real estate market has cooled, with transaction volumes softening and price growth beginning to level off in several markets. We anticipate this trend may persist in the near term as buyers remain cautious and financing remains relatively expensive. Despite these headwinds, management believes that our unique, disciplined acquisition process positions us to continue accessing properties at below-market pricing, allowing us to execute on our value-add strategy and deliver strong returns to our investors while continuing to provide high-quality living experiences for our Residents.

Critical Accounting Policies

See Note 2, Summary of Significant Accounting Policies, in our consolidated financial statements for further detail.

Off-Balance Sheet Arrangements

As of June 30, 2025 and December 31, 2024, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding Related Party Arrangements, please see Note 5 in the accompanying consolidated financial statements below.

Recent Developments

Between July 1, 2025 and September 19, 2025, the Company issued approximately 28 Units at a Unit price of $140.00, approximately 26,826 Units at a Unit price of $142.00 and approximately, 75,713 Units at a Unit price of $144.00 respectively, for $14,716,009 in proceeds. As of September 19, 2025, the aggregate Units outstanding were 621,397 units for total offering proceeds of $80,942,741 (including the 64,234 Units totaling $6,526,828 received in a private placement prior to the initial offering being declared effective).

Item 2. Other Information

None.

4

Item 3. Financial Statements

CONDENSED FINANCIAL STATEMENTS

F-1

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	(Unaudited)	(Audited)
	June 30,	December 31,
	2025	2024
ASSETS:
Real estate:
Land	$20,763,042	$13,683,679
Buildings and improvements	67,038,833	45,662,941
Construction in progress	304,618	—
Total real estate	88,106,493	59,346,620
Less: accumulated depreciation and amortization	(2,435,444)	(1,486,273)
Real estate, net	85,671,049	57,860,347

Cash and cash equivalents	11,849,662	1,134,637
Restricted cash	1,313,655	475,605
Resident receivables	19,742	113,405
Due from related party, net	—	259,333
Note receivable - related party	18,072,060	14,467,006
Prepaid expenses and other assets	432,484	452,322
Total assets	$117,358,652	$74,762,655

LIABILITIES:
Mortgage loans payable, net of unamortized deferred financing costs of $1,371,706 and $825,050 as of June 30, 2025 and December 31, 2024, respectively	50,264,911	31,148,548
Due to related party, net	9,708,981	—
Accounts payable and accrued expenses	62,814	97,659
Distributions payable	90,001	597,398
Deposits	225,938	176,018
Deferred income	1,660	5,310
Total liabilities	60,354,305	32,024,933

Commitments and Contingencies (Note 6)

MEMBERS’ EQUITY:
Members’ equity (535,482 and 399,489) membership units issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	68,518,490	49,354,223
Distributions in excess of cumulative net income	(11,514,143)	(6,616,501)
Total members’ equity	57,004,347	42,737,722
Total liabilities and members’ equity	$117,358,652	$74,762,655

See notes to consolidated financial statements.

F-2

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Six Months Ended June 30,
	2025	2024
REVENUES:
Rental income	$2,806,328	$1,313,048
Other income	253,178	16,646
Total revenues	3,059,506	1,329,694

EXPENSES:
Operating and maintenance	774,029	300,175
Property management fees - related party	109,943	94,084
Property management fees	206,933	56,737
Real estate taxes and insurance	792,720	229,359
General and administrative	389,217	155,519
Total operating expenses	2,272,842	835,874
Net operating income	786,664	493,820

NONOPERATING INCOME (EXPENSES):
Interest income - related party	630,781	319,337
Depreciation expense	(949,171)	(361,001)
Interest expense	(1,226,363)	(445,886)
Total nonoperating expense, net	(1,544,753)	(487,550)

Net (loss) income	$(758,089)	$6,270

See notes to consolidated financial statements.

F-3

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY (UNAUDITED)

For the Six Months Ended June 30, 2025

	Member Units	Members’ Equity	Distributions in Excess of Cumulative Net Income	Total Members’ Equity
Balance at January 1, 2025	399,489	$49,354,223	$(6,616,501)	$42,737,722
Proceeds from issuance of member units	157,465	22,177,790	—	22,177,790
Member commitments to reinvest distributions	4,825	679,527	—	679,527
Redemptions of member units	(26,297)	(3,693,050)	—	(3,693,050)
Capital reductions	—	—	(2,702,107)	(2,702,107)
Distributions	—	—	(1,437,446)	(1,437,446)
Net loss	—	—	(758,089)	(758,089)
Balance at June 30, 2025	535,482	$68,518,490	$(11,514,143)	$57,004,347

For the Six Months Ended June 30, 2024

	Member Units	Members’ Equity	Distributions in Excess of Cumulative Net Income	Total Members’ Equity
Balance at January 1, 2024	203,042	$23,428,523	$(3,553,313)	$19,875,210
Proceeds from issuance of member units	96,785	12,769,236	—	12,769,236
Redemptions of member units	(5,769)	(905,943)	—	(905,943)
Capital reductions	—	—	(1,049,808)	(1,049,808)
Distributions	—	—	(779,061)	(779,061)
Net income	—	—	6,270	6,270
Balance at June 30, 2024	294,058	$35,291,816	$(5,375,912)	$29,915,904

See notes to consolidated financial statements

F-4

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the Six Months Ended June 30,
	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(758,089)	$6,270
Depreciation	949,171	361,001
Amortization of deferred financing costs	75,288	16,811
Changes in assets and liabilities:
Resident receivables	93,663	47,302
Due to related party	441,945	246,133
Prepaid expenses and other assets	19,838	(101,666)
Accounts payable and accrued expenses	(34,845)	278,579
Deposits	49,920	108,054
Deferred income	(3,650)	13,206
Net cash provided by operating activities	833,241	975,690

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of real estate	(12,540,095)	—
Additions to real estate	(482,402)	(231,217)
Additions to note receivable - related party	(22,400,000)	(10,900,000)
Proceeds from note receivable - related party	1,000,000	—
Net cash used in investing activities	(34,422,497)	(11,131,217)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from mortgage loans payable	19,666,454	4,167,400
Purchase of property through related party financing	9,526,369	—
Payments on mortgage loans payable	(3,436)	(5,374,300)
Payment of financing costs	(621,943)	(173,751)
Proceeds from issuance of member units	20,403,263	12,229,957
Redemptions of member units	(3,693,050)	(905,943)
Distributions	(135,326)	(51,858)
Net cash provided by financing activities	45,142,331	9,891,505
Net increase in cash, cash equivalents and restricted cash	11,553,075	(264,022)
Cash, cash equivalents and restricted cash, beginning of year	1,610,242	834,916
Cash, cash equivalents and restricted cash, end of year	$13,163,317	$570,894

Supplemental disclosure of cash flow information:
Cash paid for interest	$(1,241,683)	$(1,166,457)
Supplemental disclosure of noncash operating, investing and financing activities:
Acquisitions of real estate through mortgage loans payable	$(15,737,376)	$(10,657,192)
Acquisitions of real estate through reductions of note receivable - related party	$17,794,946	$11,459,000
Assumption of mortgage loans payable	$—	$329,537
Deposits used for issuance of member units	$—	$(25,165)
Member commitments to reinvest distributions	$679,527	$—
Distributions payable used for issuance of member units	$(1,111,990)	$(183,410)
Distributions payable	$90,001	$427,803
Issuance of member units from distributions reinvested	$1,774,528	$539,279
Capital reductions	$(4,139,553)	$(1,828,869)

See notes to consolidated financial statements

F-5

Roots Real Estate Investment Community I, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (Unaudited)

June 30, 2025

1. Formation and Organization

Roots Real Estate Investment Community I, LLC (the “Company”) was formed on December 8, 2020, as a Georgia Limited Liability Company and has elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. The Company’s purpose is to create a real estate investment portfolio, leveraging professional real estate expertise with technology, scale, and local market insights to generate attractive returns for its Members and unique opportunities and value to the communities that it serves. The Company began substantive operations in May 2021.

Substantially all the Company’s business is managed by Roots REIT Management, LLC (the “Manager”), a Georgia limited liability company. The Manager uses its resources to find and acquire residential real estate in the Atlanta-Sandy Springs-Alpharetta Metropolitan Statistical Area (the “Atlanta MSA”), that has value-add potential; however, the Manager is not limited to searching only in the Atlanta MSA.

On May 27, 2022, the Company filed an offering statement on Form 1-A with the SEC with respect to an offering (the “Offering”) of up to $75,000,000 of the Company’s units of membership interest (“Units” or “Member Units”), for an initial price of $110.00 per Unit.

A maximum of $75,000,000 of the Company’s Units may be sold to the public in this Offering. The Manager has the authority to issue an unlimited number of Units. Seed InvestCo, LLC (the “Sponsor”), the owner of the Manager, received 500 Units for $1,000 in exchange for organization and formation costs incurred on behalf of the Company. Prior to the Offering receiving qualification by the SEC, the Company sold approximately 63,735 Units at prices ranging from $100.00 to $110.00 per Unit for a total of $6,525,654. The Offering received qualification on June 21, 2022. Between June 22, 2022 and December 31, 2022, the Company sold approximately 20,279 Units at prices ranging from $100.00 to $115.00 per Unit, for a total of $2,289,000. Between January 1, 2023 and December 31, 2023, the Company sold approximately 124,787 Units at prices ranging from $108.00 to $126.00 per Unit, for a total of $15,366,166. Between January 1, 2024, and December 31, 2024, the Company sold approximately 218,713 Units at prices ranging from $126.00 to $137.00 per Unit, for a total of $28,888,873. Between January 1, 2025 and June 30, 2025, the Company sold approximately 157,465 Units at prices ranging from $137.00 to $142.00 per Unit, for a total of $22,177,790. In aggregate, the Sponsor purchased approximately 2,470 Units at prices ranging from $100.00 to $140.00 per Unit, for a total of $210,894.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”).

The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries, Joe Jerkins LLC, Dobis Delaware LLC, Natti’s Properties LLC, XYZ Westchase Townhomes LLC, Roots TRX Tranche 1 SFR LLC, Roots TRX Tranche 2 SFR LLC, and Roots TRX Tranche 3 SFR LLC, Seed Curation LLC, Seed Curation 2 LLC, Roots Vestige, Roots Vestige II, Roots 2127 White Oak MF LLC, Roots 401 Clifton MF LLC, Roots 2124 Park Terrace MF LLC, Roots 1984 Wellbourne MF LLC, Roots 1744 Cambridge MF LLC, Roots 34 Tranche 1 LLC, Roots 34 Tranche 2 LLC, Roots 34 Tranche 3 LLC, Roots 34 Tranche 4 LLC, Flipside 1 Tranche 1, Flipside 1 Tranche 2, Flipside 1 Tranche 3, Flipside 1 Tranche 4, Woodward 8 LLC, Lipman 28 Tranche 1, Lipman 28 Tranche 2, Lipman 28 Tranche 3, and Lipman 28 Tranche 4. All significant intercompany accounts and transactions among the Company and its subsidiaries have been eliminated in consolidation.

F-6

Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on management’s best judgment. Actual results could materially differ from those estimates.

Real Estate Acquisitions

The Company acquires real estate assets from its Manager or Sponsor, both of which are related parties of the Company. As a result of the related party nature of the transactions, the Company is required to record the real estate assets acquired at the related party’s historical cost, or carryover basis. The difference between the purchase price to acquire the real estate assets and the carryover basis in the real estate assets results in a reduction of the Company’s capital (see Note 3) and is presented as “Capital reductions” on the statements of members’ equity. The Company recognizes an asset acquired from the Manager or Sponsor and begins recording activity related to the asset as of the execution of the deed transfer. The Company also acquires real estate assets from third parties which are recorded at cost as of the date of closing.

Depreciation

Depreciation of buildings and building improvements is computed on the straight-line method over an estimated useful life of 27.5 years. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense amounted to $949,171 and $361,001 for the six months ended June 30, 2025 and 2024, respectively, and is included in depreciation expense in the accompanying consolidated financial statements.

Impairment of Real Estate

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of real estate may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate may not be recoverable, management assesses whether the carrying value of the asset will be recovered through the future undiscounted operating cash flows expected from the use of and eventual disposition of the asset. If, based on the analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment charge to the extent the carrying value exceeds the estimated fair value of the asset. For the six months ended June 30, 2025 and 2024, the Company did not record any impairment charges related to its real estate assets.

Revenue Recognition and Expenses

The majority of the Company’s revenue is earned through the lease of rental space at its underlying residential properties. These revenues are accounted for as leases under Accounting Standards Codification (“ASC”) Topic 842, Leases (“ASC 842”).

Interest income is recognized on the accrual basis and recorded in the period in which it is earned.

Other income consists of charges billed to tenants for utilities, administrative, applications, and other fees and is recorded in the period in which it is earned.

Expenses are recognized when incurred.

Cash, Cash Equivalents and Restricted Cash

	June 30, 2025	December 31, 2024
Cash and cash equivalents	$11,849,662	$1,134,637
Restricted cash	1,313,655	475,605
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$13,163,317	$1,610,242

F-7

The Company classifies short-term, highly liquid investments with original maturities of approximately 90 days or less and money market accounts as cash equivalents. The Company invests its cash primarily in deposits and money market funds with commercial banks. At times, cash balances may exceed federally insured amounts. Management believes it mitigates credit risk by depositing cash in and investing through major financial institutions.

Restricted cash consists of amounts held in escrow accounts related to property taxes and insurance.

Resident Receivables

Resident receivables are comprised of rents and other fees due from residents. The Company assesses the collectability of resident receivables on an ongoing basis and makes valuation adjustments as needed based upon its estimate of the likelihood of collectability of amounts due from residents. Recoveries of resident receivables previously written off are recorded as recoveries when received. The allowance for uncollectible receivables was $0 as of June 30, 2025, and December 31, 2024.

Deferred Financing Costs and Amortization

Deferred financing costs represent costs incurred to obtain financing. They are recorded at cost and amortized using a method which approximates the effective interest method over the life of the related loan. Deferred financing costs are presented as a direct deduction from the carrying amount of the mortgage loans payable in the accompanying consolidated financial statements. If the mortgage loans are retired early, the related unamortized deferred financing costs are fully amortized and written off in the period the debt is retired. For the six months ended June 30, 2025, the Company incurred financing costs of $621,943. In addition, for the six months ended June 30, 2025, amortization of financing costs totaled $75,288, which is included in interest expense in the accompanying consolidated financial statements. For the six months ended June 30, 2024, the Company incurred financing costs of $173,751. In addition, for the six months ended June 30, 2024, amortization of deferred financing costs totaled $16,811, which is included in interest expense in the accompanying consolidated financial statements.

Unit Redemptions

The Company offers partial liquidity for its Members on a quarterly basis in the form of a partial redemption by the Company of a Member’s Units. Each quarter, no more than 5% of the issued and outstanding Units may be redeemed (the “Aggregate Redemption Cap”), and no more than $100,000 of an individual Member’s Units may be redeemed in any one quarter. In the event that a redemption request is made by multiple Members, so that the total redemptions requested would be greater than the applicable Aggregate Redemption Cap, the requested redemptions will be maxed at the Aggregate Redemption Cap and will be split among each requesting Member pro rata based on such Member’s redemption request compared to the aggregate redemptions requested for that quarter. The window to request a redemption will begin on the fifteenth (15th) calendar day prior to the end of the applicable quarter and will end on the last day of such quarter. The redemption price per Unit will be the established net asset value (“NAV”) per Unit for the quarter then-ending. NAV is calculated by taking the total non real estate assets plus fair market value of real estate minus total liabilities. The redemption price per Unit may be decreased by 6% if a Member requests a redemption (and participates in such redemption) within the first year of such Member’s ownership of Units. The Manager reserves the right, in its sole and absolute discretion, to suspend the Company’s offer for redemption at any time, without notice, for any reason or no reason.

For the six months ended June 30, 2025, the Company redeemed a total of approximately 26,297 Units at prices ranging from $137.00 to $142.00 per Unit, for a total of $3,693,050 (the Unit price was $137.00 at January 1, 2024, changed to $140.00 at January 10, 2025 and to $142.00 on May 6, 2025). For the six months ended June 30, 2024, the Company redeemed a total of approximately 5,769 Units at prices ranging from $100.00 to $131.00 per Unit, for a total of $905,943.

Because the NAV per Unit is calculated at the end of each quarter, the redemption price for Units held at least ninety (90) days may change between the date the redemption request is received and the date on which redemption proceeds are paid. As a result, the redemption price that a Member will receive may be different from the redemption price on the day the redemption request is made.

In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect the operations and the non-redeemed Members, to prevent an undue burden on liquidity, to preserve the status as a REIT, following any material decrease in the NAV, or for any other reason. However, in the event that the Manager amends, suspends or terminates the redemption plan, an offering circular supplement and/or Form 1-U, as appropriate, will be filed, to disclose such amendment. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve the status as a REIT.

F-8

Distributions

The Company expects to declare distributions on a quarterly basis, or less frequently as determined by the Manager. Any distributions will be made at the discretion of the Manager, and will be based on, among other factors, the Company’s present and reasonable projected future cash flow. The Manager declared quarterly distributions of $1.50 per Unit for Members of record as of March 31, 2024, June 30, 2024, December 31, 2024, March 31, 2025, and June 30, 2025, and declared quarterly distributions of $1.00 per Unit for Members of record as of September 30, 2024. For the six months ended June 30, 2025, distributions in the amount of $1,437,446 were declared, of which $90,001 was accrued and included in distributions payable and $679,527 included in member commitments to reinvest distributions in the accompanying consolidated financial statements. As of December 31, 2024, distributions in the amount of $1,697,678 were declared, of which $597,398 was accrued and included in distributions payable in the accompanying consolidated financial statements.

Income Taxes

The Company has made an election to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and operates as such, commencing with its taxable year ended December 31, 2022. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its Members (which is computed without regard to the dividends paid deduction or net capital gains and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax on income that it distributes to its Members, provided that it distributes 100% of its REIT taxable income. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Risks and Uncertainties

In the normal course of business, the Company encounters economic risk, including interest rate risk, credit risk, market risk and inflation risk. Interest rate risk is the result of movements in the underlying variable component of the mortgage financing rates. Credit risk is the risk of default on the Company’s real estate assets that results from an underlying resident’s inability or unwillingness to make contractually required payments. Market risk reflects changes in the valuation of real estate assets held by the Company. Inflation risk is the risk that rising prices could increase the Company’s operating expenses and impact residents.

F-9

3. Real Estate

During the six months ended June 30, 2025, the Company acquired 121 residential properties located in the Atlanta MSA for an aggregate purchase price of $30,978,852. During the six months ended June 30, 2024, the Company acquired 47 residential properties located in the Atlanta MSA for an aggregate purchase price of $11,707,000. The table below shows asset acquisition detail:

	For the Six Months Ended June 30,
	2025	2024
Land	$7,079,363	$2,550,329
Building and improvements	21,197,382	8,106,863
Capital reductions (1)	2,702,107	1,049,808
	$30,978,852	$11,707,000

(1) Represents purchase price in excess of related party seller’s basis (see Note 2).

As of June 30, 2025, and December 31, 2024, the Company’s properties were approximately 91% and 85% leased, respectively.

4. Mortgage Loans Payable

During December 2021, the Company obtained a mortgage loan, secured by real estate assets, totaling $1,350,000. As of June 30, 2025, and December 31, 2024, the outstanding principal balance was $1,350,000, respectively. The loan matures on December 29, 2031, and bears interest at 3.51% for the first 84 months and thereafter at a variable rate based on SOFR plus 3.25% through the maturity date. Interest only payments are due on a monthly basis through the maturity date.

During April 2022, the Company obtained a mortgage loan, secured by real estate assets, for $1,451,329. As of June 30, 2025, and December 31, 2024, the outstanding principal balance was $1,451,329, respectively. The loan matures on May 9, 2027, and bears interest at 6.40%. Interest only payments are due on a monthly basis through the maturity date.

On January 5, 2023, the Company obtained a mortgage loan, secured by real estate assets, for $1,222,200. The loan matured on July 4, 2023. In July 2023, the loan was extended to January 4, 2024. In January 2024, the Company extended the loan to January 4, 2025. In January 2025, the Company extended the loan to July 4, 2025. As of June 30, 2025, and December 31, 2024, the outstanding principal balance was $1,222,200, respectively. The loan bears interest at 8.00%. Payment of principal and interest is due at the loan maturity date. In July 2025, the loan was extended and on August 4, 2025, the outstanding balance of $1,222,200 was paid off.

On March 8, 2023, the Company extended an existing mortgage loan of $912,101 until March 8, 2024 and extinguished part of the mortgage loan by paying down the principal by $132,000. The loan matured on March 8, 2024. In March 2024, the Company extended the existing mortgage loan of $780,101 until September 8, 2024. In September 2024, the Company extended the mortgage loan to March 8, 2025. In March 2025, the Company extended the mortgage loan to September 8, 2025. As of June 30, 2025, and December 31, 2024, the outstanding principal balance was $780,101, respectively. The loan bears interest at 8.00%. Payment of principal and interest is due at the loan maturity date. In September 2025, the loan was extended to December 8, 2025.

On March 31, 2023, the Company assumed a loan, secured by real estate assets, for $2,348,250. As of June 30, 2025, and December 31, 2024, the outstanding principal balance was $2,348,250, respectively. The loan matures on October 21, 2028, and bears interest at 4.33%. Interest only payments are due on a monthly basis through the maturity date.

On December 31, 2023, the Company assumed a loan, secured by real estate assets, for $1,100,000. As of June 30, 2025, and December 31, 2024, the outstanding principal balance was $1,100,000, respectively. The loan matures on July 6, 2027, and bears interest at 5.50%. Interest only payments are due on a quarterly basis until June 2025 and principal and interest payments are due on a quarterly basis through the maturity date.

On June 13, 2024, the Company obtained three mortgage loans, secured by real estate assets, for $4,167,400. As of June 30, 2025, and December 31, 2024, the outstanding principal balance was $4,157,112, respectively. The loan matures on July 1, 2054, and bears interest at 7.00% for the first 120 months and thereafter at a variable rate based on SOFR plus 5.00% through the maturity date. Interest only payments are due on a monthly basis until July 2034 and principal and interest payments are due on a monthly basis through the maturity date.

F-10

On June 30, 2024, the Company assumed a loan, secured by real estate assets, for $329,537. As of June 30, 2025, and December 31, 2024, the outstanding principal balance was $322,726 and $326,162, respectively. The loan matures on January 1, 2052, and bears interest at 3.875%. Interest only payments are due on a monthly basis through the maturity date.

On July 2, 2024, the Company obtained two mortgage loans, secured by real estate assets, for $3,338,400. As of June 30, 2025, and December 31, 2024, the outstanding principal balance was $3,338,400, respectively. The loan matures on August 1, 2054 and bears interest at 7.00%. For one of the mortgage loans, principal and interest payments are due on a monthly basis through the maturity date. For the other mortgage loan, interest only payments are due on a monthly basis until August 2034 and principal and interest payments are due on a monthly basis through the maturity date.

On July 29, 2024, the Company obtained two mortgage loans, secured by real estate assets, of $1,927,314. As of June 30, 2025, and December 31, 2024, the outstanding principal balance was $1,926,690, respectively. The loans mature on August 1, 2054, and bear interest at 8.13% for the first 120 months and thereafter at a variable rate based on SOFR plus 5.00% through the maturity date. Interest only payments are due on a monthly basis for the first 120 months and principal and interest payments are due on a monthly basis through the maturity date.

On August 30, 2024, the Company obtained four mortgage loans, secured by real estate assets of $6,684,055. As of June 30, 2025, and December 31, 2024, the outstanding principal balance was $6,684,055, respectively. The loans mature on September 1, 2054, and bear interest at 6.75%. Interest only payments are due on a monthly basis for the first 120 months and principal and interest payments are due on a monthly basis through the maturity date.

On October 16, 2024, the Company obtained two mortgage loans, and on October 18, 2024, the Company obtained an additional two mortgage loans, all secured by real estate assets, for $3,616,900. As of June 30, 2025, and December 31, 2024, the outstanding principal balance was $3,616,900, respectively. The loans mature on December 1, 2054, and bear interest at 7.00% for the first 120 months and thereafter at a variable rate based on SOFR plus 5.00% through the maturity date. Interest only payments are due on a monthly basis until November 2034 and principal and interest payments are due on a monthly basis through the maturity date.

On December 5, 2024, the Company obtained four mortgage loans, secured by real estate assets, for $3,672,400. As of June 30, 2025, and December 31, 2024, the outstanding principal balance was $3,672,400, respectively. The loans mature on January 1, 2055, and bear interest at 7.00% for the first 120 months and thereafter at a variable rate based on SOFR plus 5.00% through the maturity date. Interest only payments are due on a monthly basis until January 2035 and principal and interest payments are due on a monthly basis through the maturity date.

On January 22, 2025, the Company obtained two mortgage loans, secured by real estate assets, for $1,871,450. As of June 30, 2025, the outstanding principal balance was $1,871,450. The loan matures on February 1, 2055, and bears interest at 7.00%. Interest only payments are due on a monthly basis through the maturity date.

On May 15, 2025, the Company obtained a mortgage loan, secured by real estate assets, for $2,583,242. As of June 30, 2025, the outstanding principal balance was $2,583,242. The loan matures on June 1, 2055, and bears interest at 6.40% for the first 60 months and thereafter at a variable rate based on SOFR plus 4.50% through the maturity date. Interest only payments are due on a monthly basis until January 2030 and principal and interest payments are due on a monthly basis through the maturity date.

On May 15, 2025, the Company obtained a mortgage loan, secured by real estate assets, for $2,598,840. As of June 30, 2025, the outstanding principal balance was $2,598,840. The loan matures on June 1, 2055, and bears interest at 6.45% for the first 60 months and thereafter at a variable rate based on SOFR plus 4.50% through the maturity date. Interest only payments are due on a monthly basis until January 2030 and principal and interest payments are due on a monthly basis through the maturity date.

On May 15, 2025, the Company obtained a mortgage loan, secured by real estate assets, for $2,464,922. As of June 30, 2025, the outstanding principal balance was $2,464,922. The loan matures on June 1, 2055, and bears interest at 6.50% for the first 60 months and thereafter at a variable rate based on SOFR plus 4.50% through the maturity date. Interest only payments are due on a monthly basis until January 2030 and principal and interest payments are due on a monthly basis through the maturity date.

On June 30, 2025, the Company obtained a mortgage loan, secured by real estate assets, for $10,148,000. As of June 30, 2025, the outstanding principal balance was $10,148,000. The loan matures on August 1, 2030, and bears interest at 6.93% per annum. Principal and interest payments are due on a monthly basis through the maturity date.

For the six months ended June 30, 2025 and 2024, the Company incurred interest expense related to its mortgage loans payable of $1,151,075 and $429,075, respectively, which is included in interest expense in the accompanying consolidated financial statements.

As of June 30, 2025,and December 31, 2024 the weighted average interest rate for mortgage loans payable was 6.67% and 6.62% respectively.

As of June 30, 2025, real estate with a carrying value of $66,275,649 secured the outstanding mortgage loans payable.

As of June 30, 2025, and December 31, 2024, the amounts outstanding under the mortgage loans payable and unamortized deferred financing costs were as follows:

	June 30, 2025	December 31, 2024
Mortgage loans payable	$51,636,617	$31,973,598
Less: unamortized deferred financing costs	(1,371,706)	(825,050)
Mortgage loans payable, net	$50,264,911	$31,148,548

F-11

As of June 30, 2025, future scheduled principal payments on mortgage loans payable are as follows:

As of June 30:	Principal Due
2025	$3,105,221
2026	8,761
2027	1,460,090
2028	2,357,011
2029	8,761
Thereafter	44,696,773
Total	$51,636,617

The Company intends to extend or refinance all mortgage loans due within the next year. The Company has a history of being able to do so and does not have any concerns with extending or refinancing mortgage loans as they come due.

5. Related Party Arrangements

Roots REIT Management, LLC and Seed InvestCo, LLC

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis. The Manager and Sponsor are responsible for identifying and making acquisitions and investments on behalf of the Company. As of June 30, 2025, and December 31, 2024, the Company had advanced net amounts of $18,072,060 and $14,467,006, respectively, to the Sponsor for certain acquisitions identified. Advances bear interest at 7% . Interest is calculated on each individual advance as of the date of such advance. For the six months ended June 30, 2025 and 2024, the Company earned interest income related to advances to the Sponsor totaling $630,781 and $319,337, respectively. As of June 30, 2025, and December 31, 2024, $9,708,981 and $0, was accrued and included in due to related party net, and $0 and $259,333 due from related party, net, respectively in the accompanying consolidated financial statements.

The Manager may retain one or more of its affiliates to perform services for the Company’s real estate investments, including property management, leasing, and construction management services.

The Manager is entitled to a 10% property management fee, which is calculated as 10% of all rents collected each month. The fee is paid monthly. For the six months ended June 30, 2025 and 2024, the Company incurred property management fees totaling $109,943 and $94,084, respectively.

The Manager is entitled to a repairs and maintenance fee. The fee is based on an agreed upon monthly amount per property assigned at the date the property is deeded to the Company. The fee covers the costs of normal maintenance and unexpected repairs. Any costs for covered maintenance and repairs in excess of the fee are paid for by the Manager. For the six months ended June 30, 2025 and 2024, the Company incurred repairs and maintenance fees totaling $296,749 and $115,146, respectively, which are included in operating and maintenance expense in the accompanying consolidated financial statements.

The Manager is entitled to a one-time acquisition fee for each property acquired by the Company. The fee is equal to 3% of the initial purchase price paid by the Manager. For the six months ended June 30, 2025 and 2024, the Manager elected to waive all acquisition fees.

The Manager is entitled to a one-time disposition fee for each property. The fee is equal to 3% of the final disposition value. For the six months ended June 30, 2025 and 2024, the Company did not dispose of any properties.

The Manager is entitled to a leasing fee. The fee is equal to 50% of the first month’s rent for a new lease and $150 for a lease renewal. For the six months ended June 30, 2025 and 2024, the Company incurred leasing fees totaling $5,700 and $11,000, respectively, which are included in operating and maintenance expense in the accompanying consolidated financial statements.

The Company and the Manager have amounts receivable or payable to each other for property acquisitions and other operating activities, which are included in due to related party and due from related party, net in the accompanying consolidated financial statements. As of June 30, 2025, and December 31, 2024, $0 and $12,420, respectively remained due from the Manager to the Company related to security deposits. In addition, as of June 30, 2025, and December 31, 2024, $9,836,639 and $6,384, respectively, remained due to the Manager and Sponsor from the Company related to property acquisitions and other reimbursable expenditures. The June 30, 2025 balance is primarily driven by a bridge loan to the Company from the Sponsor for the acquisition of 40 townhomes (Hearthstone) for $9,526,369, which closed on June 30, 2025. The loan was subsequently paid back to the Sponsor on July 9, 2025 using proceeds from the mortgage loan obtained on June 30, 2025 (See Note 4). As of June 30, 2025, and December 31, 2024, $204,015 and $0, respectively, remained due to the Manager to the Company related to other amounts.

6. Commitments and Contingencies

In the normal course of business, the Company may be subject to various litigation and in some instances the amount sought may be substantial. Although the outcome of such claims, litigation, and disputes cannot be predicted with certainty, in the opinion of management based on facts known at this time, the resolution of such matters are not anticipated to have a material adverse effect on the consolidated financial position or consolidated results of operations of the Company.

7. Subsequent Events

The Company evaluated subsequent events through September 19, 2025, which is the date the consolidated financial statements were available to be issued. Management has concluded that there were no significant events requiring recognition and/or disclosure in the consolidated financial statements other than those disclosed herein and below.

On September 2, 2025 and September 10, 2025, the Company obtained two mortgage loans, secured by real estate assets for $10,1032,800 and $2,968,000 respectively.

Between July 1, 2025 and September 19, 2025, the Company sold approximately 102,568 Units for a total of approximately $14,716,009. The Company redeemed approximately 16,653 Units for a total of approximately $2,291,758. As of September 19, 2025, aggregate Units outstanding totaled approximately 621,397, for total net offering proceeds of approximately $80,942,741.

F-12

PART III – Item 4. Exhibits

Index to Exhibits

Exhibit No	Description

2.1*	Certificate of Organization (Incorporated by reference to Exhibit 2.1 to the Company’s confidential draft Offering Circular on Form 1-A, filed on February 24, 2022)
2.2*	Certificate of Amendment (Incorporated by reference to Exhibit 2.2 to the Company’s confidential draft Offering Circular on Form 1-A, filed on February 24, 2022)
2.3*	Amended and Restated Operating Agreement (Incorporated by reference to Exhibit 2.3 to the Company’s Offering Circular on Form 1-A POS, filed on March 12, 2024)
4*	Form of Subscription Agreement (Incorporated by reference to Exhibit 4 to the Company’s Offering Circular on Form 1-A POS, filed on March 12, 2024)

*Previously filed.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: 09/29/2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Daniel Dorfman	Principal Executive Officer of Manager
Daniel Dorfman	(Principal Executive Officer)	September 29, 2025

/s/ Larry Dorfman	Principal Financial Officer of Manager
Larry Dorfman	(Principal Financial Officer)	September 29, 2025

/s/ Mel Myrie	Principal Accounting Officer of Manager
Mel Myrie	(Principal Accounting Officer)	September 29, 2025

Safe Harbor Statement

This Semiannual Report on Form 1-SA contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated May 9, 2025 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 9, 2025, as amended (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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